Part I

ITEM I DESCRIPTION OF BUSINESS

Business Development
WORLD FINANCIAL SYSTEMS COMPANY LTD. was incorporated under the laws of the State of Nevada on May 28, 2002. At inception the Company's Articles of Incorporation Authorized 50,000,000 Common Shares at $.001 Par Value and 25,000,000 "B" Common Shares at $.001 Par Value.

The Company

WORLD FINANCIAL SYSTEMS COMPANY LTD. was formed for the purpose of the acquisition of items of collectible value. It is WORLD'S intent to engage in these acquisitions on a world-wide basis.

The Industry

Dealing in Collectibles is a wide and ranging industry. It can take in everything from antique cars to paintings, stamps, coins, vases, baseball cards, dolls and so on and so forth. It is the rare individual who do not own some type of object that would be considered a collectible. The Collectible industry in terms of dealers, and auctions is a multi-billion dollar a year industry. With the passing of each year more and more objects are obtaining a collectible value. Hence, the Collectible industry, is a growth industry, and will stay that way far into the future.

Forward-Looking Information

Statements other than statements of historical fact contained herein are forward-looking statements. Forward looking statements are generally accompanied by words such as "anticipate," "believe," "estimate," "project," "potential," or "expect" or similar statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors could cause the Company's results to differ materially from the results discussed in such forward-looking statements. Such factors include such things as uncertainty of markets for collectibles, changing auction prices etc. It should also be pointed out that while the principals of the Company have personal experience in the Collectible field and in the Financial Field, they have never before dealt in the business of Collectibles as a financial medium. Therefore, they must rely heavily upon the advice of paid impartial experts.

As a child, you like every other young boy in the neighborhood collected baseball bubblegum cards. For a nickel you got a piece of gum and five pasteboard images of your favorite baseball player along with the player's game statistics.

You traded the cards with your friends in order to get a complete set of your favorite player from his Rookie year on. You collected complete teams.

As you grew so did the number of cards in your collection until the day came as a teenager you put them in a shoebox and stored them away with all your other childhood toys.

The years pass until one day as an adult, you are clearing out your parent's basement, and come across this shoebox full of memories. You marvel at their still wonderful condition, and the fond memories they evoke.

One day you pass by a sports memorabilia show and go in just to satisfy your curiosity as to the type of money your collection could fetch. You are completely astounded by the potential value of your collection and decide to send it out for a professional appraisal.

The appraisal is for more than your wildest dreams. Being short of funds you decide pleasant memories are far less useful than cold hard cash. Appraisal in hand and cards in shoebox you enter a Sports Memorabilia Dealer's premises and are shocked when you are offered only a small fraction of the Appraiser's estimate.

Needing the money, you swallow your disappointment and take the cash offered.

Weeks pass and you go into another Sports Memorabilia Show. There you encounter the dealer who bought your collection and he is selling your cards for the full-appraised value.

You console yourself by saying what alterative did you have? You are not a Dealer, and you do not have the time or contacts to sell your collection yourself.

The person in this story could have been a young girl and her Barbie Dolls, a stamp or coin collector, an art collector, a holder of antiques, a buyer of cut, polished and unset gemstones, or a collector of any of the other thousands of categories of items that have a high collectible resale value due to their rarity.

You in fact may not be a collector at all you may have inherited the items. Either way, you like millions of others throughout the world possess items from which you wish to reclaim their cash value, and are unable through the normal methods of exchange available to you realize their true monetary value.

WORLD FINANCIAL SYSTEMS COMPANY LTD. offers an alternative in which you can realize the full worth of your valuables. WORLD is not a dealer in collectibles, rather WORLD is in the business of asset swapping, reclamation and acquisition.

WORLD FINANCIAL SYSTEMS COMPANY LTD. was incorporated May 28, 2002 under the laws of the State of Nevada, in the United States of America.

Unlike Delaware, which once was America's home to Corporations, Nevada has no Annual Corporate Franchise Fee, or State Income Tax. This combined with Nevada's Privacy Laws and it's being the only U.S. State that does not have an information sharing arrangement with the United States Internal Revenue Service has allowed Nevada to surpass Delaware as the new birthplace of Corporate America.

Additionally, being incorporated in the United States of America makes it easier for WORLD FINANCIAL SYSTEMS COMPANY LTD. to achieve its and its investors' goal of a full NASDAQ Small-Cap trading status in the United States of America.

Once a full NASDAQ listing has been achieved in the United States, WORLD FINANCIAL SYSTEMS COMPANY LTD. will seek a dual listing on NASDAQ Europe in order to make it easier for WORLD'S European and Asian clients to trade in its stock.

While born in the United States of America, WORLD FINANCIAL SYSTEMS COMPANY LTD. has its head office, and in fact it's only Corporate Office in Nicosia Cyprus.

From a world standpoint while being an Offshore country, Cyprus has all the modern telecommunication and internet amenities to conduct business on a worldwide scale.

Cyprus while being an independent country is steeped in British tradition down to driving on the left side of the road instead of the right. Its laws like the United States of America and much of the rest of the world, shares the parentage of British Common Law.

Cyprus also has the advantage of being in close proximity to mainland Europe and the World's best asset appraisers and Auction Houses.

Virtually all of the world's major Offshore Banks have offices in Cyprus, including Cyprus's National Bank, the Bank of Cyprus.

WORLD FINANCIAL SYSTEMS COMPANY LTD. has chosen The Bank of Cyprus as its banker. The Bank of Cyprus not only is well respected by the governments of the world for its anti-racketeering, anti-money laundering of drug dealer and terrorist monies policies, but is still available for those with a legitimate need to setup an Offshore Bank Account.

WORLD FINANCIAL SYSTEMS COMPANY LTD. can and will facilitate the opening of an Offshore Bank Account for its clients. All that will be required is a Certified Copy of the Client's Passport.

The Client will then receive not only an Offshore Bank Account, but will also receive a Visa Debit/Credit Card usable throughout the World, that will access the funds in that Bank Account. Additionally, the Client can also access that Bank Account through the Internet.

It should be pointed out and strongly stressed that WORLD FINANCIAL SYSTEMS COMPANY LTD., is not in the business of aiding and abetting its Clients in Tax Evasion, or the avoidance of local Governmental Currency Restrictions.

It is every individual's duty to obey the Tax and Currency laws of the Country of which he or she is a resident taxpayer.

The only reason WORLD FINANCIAL SYSTEMS COMPANY LTD. will assist its clients in opening an Offshore Account is to facilitate its clients' ability to do business with WORLD FINANCIAL SYSTEMS COMPANY LTD. on an international basis.

THE PROCEDURE

Being a United States Securities and Exchange Commission reporting company, until WORLD FINANCIAL SYSTEMS begins trading on the NASDAQ Small-Cap Stock Exchange, or other recognized trading medium, it must follow two sets of Rules in dealing with the Investing Public. The first set of Rules is for Americans, and the second set of Rules is for the rest of the World.

In order for an American who is resident in the United States, or who is a member of the United States Military stationed overseas, or is an employee of a United States Embassy or Consulate to do business with WORLD FINANCIAL SYSTEMS COMPANY LTD., that individual must qualify as a Blue-Sky Investor. That individual must have either a net worth of $1,000,000 U.S. (including the family home) or an individual annual income of $200,000 U.S. or $300,000 annual income including spousal earnings for the previous two years. This procedure complies with Regulation 506 of The Securities and Exchange Act of 1933.

Once the potential investor satisfies WORLD'S legal responsibility to determine the investor's ability to meet the previous criteria, then that individual has the ability to do business with WORLD FINANCIAL SYSTEMS COMPANY LTD.

Lets say for a moment, that investor has a Stamp Collection from which he wishes to reclaim its value.

Step 1:
The investor starts by submitting an Appraisal of the Collection's worth to WORLD FINANCIAL SYSTEM COMPANY LTD. Once WORLD FINANCIAL has determined this would be a valuable asset to acquire, the Investor is asked to go to the next step.

Step 2:
WORLD FINANCIAL will ask the investor to ship his Collection along with a History or Provenance of how he legally obtained the item to one of WORLD'S FINANCIAL'S network of independent Bonded Appraisers for a second opinion. WORLD FINANCIAL is required and has a fiduciary responsibility to do this in order to assure the best value for the individual investor, and for its investors as a whole.

Step 3:
If WORLD'S FINANCIAL'S independent appraisal matches that of the submitting potential investor, then WORLD FINANCIAL will make an offer to trade the investor's Collectible for Restricted Common Stock of equal value in WORLD FINANCIAL.

Step 4:
If the investor agrees to this swap, then the collectible is sent to the vaults of the Bank of Cyprus, or other secure facility. Once the Collectible is received and verified, the Investor is issued his Restricted Common Stock in WORLD FINANCIAL SYSTEMS COMPANY LTD, and WORLD FINANCIAL SYSTEMS COMPANY LTD. records the value of the Collectible on its books as an Asset.

Step 5:
Once WORLD FINANCIAL has met the qualifications to be listed on the NASDAQ Small-Cap Stock Exchange, it will apply for such listing.

Step 6:
Once WORLD FINANCIAL has begun the NASDAQ Small-Cap listing process it will Register all of its investors' Restricted Common Stock with the United States Securities and Exchange System, so that the individual investors may resell their stock at their convenience and profit once listing has been achieved.

Once the stock has begun trading, WORLD FINANCIAL SYSTEM COMPANY LTD. will provide the Investor with a list of Offshore (Non-Bank Affiliated) Stock Brokers through whom their stock may be sold or further purchases of stock may be made.

Once again, while WORLD FINANCIAL SYSTEMS COMPANY LTD. is not in the business of aiding and abetting its clients in evading Taxes & Currency Restrictions, it wishes to make its Clients aware that if they wish to keep their Stock Transactions completely private, no Order to Sell Stock or Purchase Stock should ever be make with an Offshore Bank's Stock Brokerage Arm. Recent Rulings by the United States Internal Revenue Service has deemed any Stock transaction originating in the United States to an Offshore Banks Brokerage Arm makes that individual's Offshore Bank Account subject to an IRS Audit. Due to the power of the United States Government, and its ability to prevent an Offshore Bank from Clearing its Money Transactions in the United States, all Offshore Banks have been complying with the Internal Revenue Service's demands.

For Non United States Investors, while WORLD FINANCIAL SYSTEMS COMPANY LTD is not required to determine the investor's net worth or annual income prior to doing business with the individual, the procedure is the same the only difference is the Restriction Legend on the Common Shares of WORLD FINANCIAL SYSTEMS COMPANY LTD. that is issued for Collectibles. For Non-Americans, the legend will prevent the Investor from trading the stock in a manner that will allow the stock to flow back to investors in the United States prior to the Registration of the Common Stock with the United States Securities and Exchange Commission.

WHY SHOULD I RECLAIM MY COLLECTIBLES THROUGH WORLD FINANCIAL SYSTEMS?

1. Value Received. Any other company in the collectible business makes all their profit from the buying and selling of collectibles. Therefore the difference in price between what they pay for an item and the price they will resell the item is often hundreds if not thousands of percent points apart. An item for which they will pay a $100 is often resold for a $1,000 or more.

WORLD FINANCIAL SYSTEMS COMPANY LTD. is in the business of asset acquisition. You trade your collectible for Common Shares in WORLD FINANCIAL. The price you are paid for your Collectible is the Auction Appraised Price. That is the price the Collectible should fetch if it were auctioned on the day of the trade (less any commission paid to the auction house by the seller).

WORLD FINANCIAL SYSTEMS COMPANY LTD's. market is the entire world. This means that value we give your for your collectible is the best price in the world, not just your local market

WORLD FINANCIAL SYSTEMS COMPANY LTD. has gone to great lengths to ensure the integrity of its independent appraisers. It is in the best interests of both WORLD FINANCIAL SYSTEMS COMPANY LTD., and its investors to pay its clients the true worth of their collectibles. If we pay more than the item is worth then when our auditors catch the mistake, then our stock plummets and confidence in our company evaporates, we loose.

If we pay to little for your collectibles, then the vendors will sell their collectibles to resellers, and again WORLD FINANCIAL will loose.

The only way WORLD FINANCIAL SYSTEM wins is when we give our investors the full value of their asset. It is not in WORLD'S best interest to pay the vendor of the collectible one penny less, and not one penny more than the collectible's true value.

2.WORLD FINANCIAL SYSTEMS COMPANY LTD.'S teams of expert appraisers will constantly monitor the collectible's world value, and only when they have determined the asset's value has peaked, with the asset be converted to cash, which will then revert to WORLD'S Treasury.

3. WORLD FINANCIALS SYSTEMS COMPANY LTD.'S Common Stock will be sold to its original investors at as close to its book value as possible.

Very few stocks trade for their book value or even near their book value. All one needs to do is to consult any company's financial statements and you will find that stock is trading for a much higher price than its book value. As the value of the assets World Financial's investors vend into it increases so does the book value of World's Common Stock, and the higher the price World's stock fetches.

ITEM 2. RISKS

Volatility of the Collectibles Market
Like any asset, the value of a Collectible can be cyclical in nature. It may have a low today and a high tomorrow. In general however over time, the historical value of most collectibles does rise on a continual basis. That said the Management of World Financial Systems Company Ltd. believes as it is its intent to be extremely diversified in the range of collectibles it obtains for its treasury, this cyclical nature will be more than overcome.

Volatility of the Stock Market
The stock market at this particular time is extremely volatile in nature. A large part of that is due to stock trading at many times their book value, and often hundreds of times higher than their earnings to profit ratios. The Management of World Financial Systems Company Ltd. believes that as it is its plan and intent to sell the Stock of World Financial to the investor at or near its Book Value, Management feels that this should protect the investor from the general ups and downs caused by the current Stock Market scandals.

Dependence on Management
The investor must be warned that due to the structure of its incorporation WORLD FINANCIAL SYSTEMS COMPANY LTD., control will be vested in its Board of Directors. WORLD FINANCIAL SYSTEMS COMPANY LTD. has two types of shares, Common, and "B" shares. The "B" shares are control shares with five to one voting rights and will never be publicly traded. Through these "B" shares the Members of the Board of Directors if they present a united front will be able to control all Elections for matters that are open to vote for both Common and "B" Class shares. The investor must be made aware this makes the value of the investment dependant upon the skill of the Board of Directors for WORLD FINANCIAL SYSTEMS COMPANY LTD.

The investor must be warned and made aware that the Management of World Financial Systems Company Ltd. has very little real world experience in the buying and selling of collectibles outside of for personal uses, and is thus totally dependant upon the honesty and integrity of its paid experts.

ITEM 3. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)Security Ownership of Certain Beneficial Owners

NONE

(b) Security Ownership of Management

The following table sets forth the share holdings of the Company's directors and executive officers as of July 15, 2002, with these computations based upon 5,000,000 "B" Shares of stock, and 900,000 Common Shares of stock outstanding, and no options granted being exercised.

(1)	(2)	(3)	(4)
Title of	Name and Address	Amount and Nature	Percent of
Class	of Beneficial Owner	of Beneficial Owner	Class

Common	Paul Douglas Brown	Vice-Chairman and President	44.4
	3311 South Rainbow Blvd. Suite 133	400,000 Shares
	Las Vegas, Nevada 89146

Common	Donald Stuart Appel	Chairman	44.4
	3311 South Rainbow Blvd. Suite 133	400,000 Shares
	Las Vegas, Nevada 89146

Common	Alexis Bernita Appel	Treasurer and Director	5.6
	3311 South Rainbow Blvd. Suite 133	50,000 Shares
	Las Vegas, Nevada 89146

Common	Anna Maria Rosicka	Secretary and Director	5.6
	3311 South Rainbow Blvd. Suite 133	50,000 Shares
	Las Vegas, Nevada 89146

"B"	Paul Douglas Brown	Vice-Chairman and President	40.0
	3311 South Rainbow Blvd. Suite 133	2,000,000 Shares
	Las Vegas, Nevada 89146

"B"	Donald Stuart Appel	Chairman	40.0
	3311 South Rainbow Blvd. Suite 133	2,000,000 Shares
	Las Vegas, Nevada 89146

"B"	Alexis Bernita Appel	Treasurer and Director	10.0
	3311 South Rainbow Blvd. Suite 133	500,000 Shares
	Las Vegas, Nevada 89146

"B"	Anna Maria Rosicka	Secretary and Director	10.0
	3311 South Rainbow Blvd. Suite 133	500,000 Shares
	Las Vegas, Nevada 89146

Common	Officers and Directors	900,000 shares	100.0
	as a Group

"B"	Officers and Directors	5,000,000 shares	100.0
	as a Group

Both Mr. Appel and Mr. Brown have options to purchase 1,000,000 shares of the Company's Common Stock at $0.25 per share at any time up until June 14, 2007. Additionally, both Appel and Brown have options to purchase 1,000,000 "B" Shares at $0.01 per share at any time up to June 14, 2007, which is 60 months from the time the options were granted.

Both Ms. Appel and Ms. Rosicka have options to purchase 500,000 share of the Company's Common Stock at $0.25 per share at any time up until June 14, 2007. Additionally, both Appel and Rosicka have options to purchase 500,000 "B" Shares at $0.01 per share at any time up to June 14, 2007, which is 60 months from the time the options were granted.

ITEM 4. DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS

Name	Age	Term	Served

Paul Douglas Brown	49	Elected Every	Since
Vice-Chairman & President		4 years	Inception

Donald Stuart Appel	69	Elected Every	Since
Chairman & CEO		5 years	Inception

Alexis Bernita Appel	51	Elected Every	Since
Treasurer		3 years	Inception

Anna Maria Rosicka	64	Elected Every	Since
Secretary		Annually	Inception

Those directors whose term of office has expired, will hold office until the next annual meeting of the stockholders and the election and qualification of their successors.

The following is a brief description of the business background of the directors and executive officers of the Company.

Donald Stuart Appel co-founded the company in May 2002, and has served as its Chairman of the Board and Chief Executive officer since its inception. Mr. Appel began his lengthy career in Kansas City, where he quickly established himself as an outstanding sales leader in the trade publication field.

Returning to Canada ten years later he became founder and publisher of the Railroad News Magazine, informing and serving that then booming industry for 20 years.

His successful and divers endeavors include a pioneer concept in discount retailing.

World Wardrobes Mens Wear became a clothing store chain throughout Western Canada. It was an idea that clearly embodied the future of Canadian retailing.

Turning his energies to the financial sector, Mr. Appel founded World Financial Systems and became one of the few independent mortgage firms at that time. In 1961 he registered World Financial Systems and assumed the duties of President and Portfolio Manager. Both duties he continues to carry out up to today.

An abiding interest in the financial area led him to found Tele Quote which was an information service for stock market investors.

Alexis Bernita Appel is the sister of Donald Stuart Appel. Ms. Appel has been a promotional sales and marketing consultant for 25 years.

Her career began with Eastern Distributing Corp. of Boston Mass. a National supplier of fashion accessories to major department stores in Canada and the United States.

She served as Eastern's first Canadian Sales Representative and later their youngest Sales Supervisor, a position which she occupied for seven years.

Ms. Appel left Eastern to accept a position with Rough Line Tours, a subsidiary of River Rough Cruise Ships. Here she developed an industry training manual.

Ms Appel then marketed the company's services throughout Canada. Ms. Appel left this position after 5 years.

Since that time Ms. Appel has been active in World Financial Canada, as an officer and director.

Anna Maria Rosicka was born and educated in Austria. She emigrated to Canada in 1959. Her early work career involved fashion modeling. This ultimately led to a career as a fashion buyer for a major high fashion outlet. For the last ten years, she has worked for World Financial Systems Company Ltd.(Canada) as an analyst.

Paul Douglas Brown began his business career while still in University, when he became co-founder of HerWal Holdings. Since that time he has held a variety of positions with various companies. He joined World Financial Systems Canada in July of 2001. In the three years prior to this he was a consultant to many large multinational Corporations.

ITEM 5. EXECUTIVE COMPENSATION

Cash Compensation
The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the periods indicated to its directors and executive officers.

Name & Position	Fiscal Year	Salary	Bonus	Other Compensation
Donald Stuart Appel	2002(1)	-0-	-0-	-0-
Chairman & CEO

Alexis Bernita Appel	2002(1)	-0-	-0-	-0-
Treasurer

Paul Douglas Brown	2002(1)	-0-	-0-	-0-
Vice-Chairman & President

Anna Maria Rosicka	2002(1)	-0-	-0-	-0-
Secretary

(1) May 28, 2002 - July 15, 2002

Mr. Appel, Mr. Brown, Ms. Appel, and Ms. Rosicka each have Executive Compensation Agreements in effect with the Company which were approved by the Board of Directors. These Agreements are for five years for Mr. Appel, four years for Mr. Brown, three years for Ms. Appel, and one year for Ms. Rosicka. All of the Agreements are incentive based over and above the basic salary of $150,000 for Mr. Appel and Mr. Brown and $75,000 for Ms. Rosicka and Ms. Appel. The Agreements are based on the increase in Assets of World Financial Systems Company Ltd. Additional benefits include medical and dental coverage for all four Officers and their families; disability coverage; vacation; automobile or allowance for automobile; and a death benefit. All four Officers are also entitled to participate in the Company's Key Employee Stock Option Plan which has been authorized by the Board of Directors but not implemented as of July 15, 2002. These employment contracts may be terminated for cause, and they provide for payments to the executive in the event their is a change of control of the Company which adversely affects their employment.

Option/SAR Grants in Last Fiscal Year (Individual Grants):
	Number of	Percent of total
	Securities	Options/SARS
	Underlying	Granted to		Exercise or
	Options/SARS	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year	($/Share)	Date
Donald Stuart Appel	1,000,000 Common	16.7	$0.25	06/14/2007
Donald Stuart Appel	1,000,000 "B"	16.7	$0.01	06/14/2007
Paul Douglas Brown	1,000,000 Common	16.7	$0.25	06/14/2007
Paul Douglas Brown	1,000,000 "B"	16.7	$0.01	06/14/2007
Alexis Bernita Appel	500,000 Common	8.35	$0.25	06/14/2007
Alexis Bernita Appel	500,000 "B"	8.35	$0.01	06/14/2007
Anna Maria Rosicka	500,000 Common	8.35	$0.25	06/14/2007
Anna Maria Rosicka	500,000 "B"	8.35	$0.01	06/14/2007

No options granted to the directors and executive officers were exercised during the fiscal year ended July 15, 2002.

ITEM 6. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Alexis Bernita Appel is the sister of Donald Stuart Appel.

With the exception of the Executive Compensation Agreements and the Executive Stock Option Agreements of Mr. Brown, Mr. Appel, Ms. Appel, and Ms. Rosicka, there have been no material transactions, series of similar transactions or currently proposed transactions to which the Company or any officer, director, their immediate families or other beneficial owner is a party or has a material interest in which the amount exceeds $60,000.

ITEM 7. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock with a par value of $0.001; and 25,000,000 "B" Common Stock at a par value of $0.001

Common Stock
The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of the shareholders. Shares of common stock do not carry cumulative voting rights. In addition, holders of "B" common stock have five votes per share (no cumulative rights) on each matter submitted to a vote at any meeting of the shareholders. Therefore, a majority of the "B" common shares will be able to elect the entire Board of Directors, and if they do so, minority shareholders would not be able to elect any persons to the Board of Directors. The Company's By-laws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meeting except with respect to certain matters for which a greater percentage quorum is required by statute or the Company's Articles of Incorporation or By-laws.

Shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights.

"B" Common Stock
The holders of "B" Common shares are entitled to five votes per share on each matter submitted to a vote at any meeting of the shareholders. Shares of "B" common stock do not carry any cumulative voting rights, and therefore a majority of the shares of outstanding "B" common stock will be able to elect the entire Board of Directors. "B" shares are only available for purchase by the current Board of Directors, and will be used to control the activities and direction of the Corporation

There are no provisions in the By-laws or Articles of Incorporation of the Company which would delay, defer or prevent a change in control of the Company.

PART II

ITEM 1.MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)Market Information

Currently the Company's common stock is not listed on any stock market trading system.

(b) Holders

As of July 15, 2002, the number of holders of the Company's Common Shares was 4.

(c) Dividends

There are presently no restrictions that limit the ability of the Company to pay dividends on common stock or that are likely to do so in the future. The Company has not paid any dividends with respect ot its common stock, and does not intend to pay dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. To the knowledge of management, no director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of the Company's common stock or "B" common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 5.INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of the Company state that to the extent allowed by the State law, as same may be amended, and subject to the required procedure thereof, the corporation shall indemnify any person who was or is a party of is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in ther right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

MICHAEL WOODS

                                                                CHARTERED ACCOUNTANT

86 Millwood Rd.
Toronto Canada M5A 3E5
(416) 486-4416

AUDITOR'S REPORT

To the Board of Directors and Shareholders,
      World Financial Systems Company Ltd.

I have audited the statement of financial position of World Financial Systems Company Ltd (a Nevada Corporation) as at July 15, 2002 and the statement of operations and accumulated deficit for the period from incorporation (May 28, 2002) to July 1, 2002. These financial statements are the responsibility of the organization's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material mistatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managements, as well as evaluating the overall financial statement presentation.

In my opinion these financial statements present fairly, in all material respects, the financial position of the organization as a July 15, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

BY /S/MICHAEL WOODS
MICHAEL WOODS
Chartered Accountant

Toronto, Ontario
July 17, 2002.

WORLD FINANCIAL SYSTEMS COMPANY LTD.
BALANCE SHEET
AS OF JULY 15, 2002.

ASSETS
Current Assets:
Cash	$ 3,000.00
Prepaid Expenses	$ 850.00
Total Current Assets	$ 3,850.00

$ 3,850.00
________

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity:

Share capital (note 3)	$ 5,900.00
Accumulated deficit	($ 2,050.00)

$ 3,850.00

$ 3,850.00
________
Approved on behalf of the Board:

BY: /S/ PAUL D. BROWN
PAUL D. BROWN, DIRECTOR

BY: /S/ ALEXIS B. APPEL
ALEXIS B. APPEL, DIRECTOR

WORLD FINANCIAL SYSTEMS COMPANY LTD
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE PERIOD ENDED JULY 15, 2002

                                                                                                                                2002

EXPENSES
  General and administrative expenses                                                                    $ 2,050.00

        Total Expenses                                                                                            $ 2,050.00

Net Loss for the year and accumulated deficit, end of year                                   ($ 2,050.00)
                                                                                                                                _________

WORLD FINANCIAL SYSTEMS COMPANY LTD.
NOTES TO FINANCIAL STATEMENTS
JULY 15, 2002

(1) THE ORGANIZATION

     World Financial Systems Company Ltd. (the "Organization) is incorporated in the State of Nevada      as a for profit corportation with share capital.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of the organization are in accordance with Canadian generally accepted      accounting principles.

(3) SHARE CAPITAL                                                                 2002

     Authorized
          50,000,000 Class A Common Shares with one vote
                            per share
          25,000,000 Class B Common Shares with five votes
                            per share

     Stated capital
          900,000 Class A common Shares                                   $    900.00
       5,000,000 Class B Common Shares                                   $ 5,000.00

                                                                                                $ 5,900.00
                                                                                                ________

(4) CASH FLOWS

     A cash flow statement has not been provided as the cash flow information is readily apparent from      other statements.

Part III

Index to Exhibits

3.1   Articles of Incorporation
3.2   By-Laws
3.3   Executive Compensation Agreement Donald Stuart Appel
3.4   Executive Compensation Agreement Paul Douglas Brown
3.5   Executive Compensation Agreement Alexis Bernita Appel
3.6   Executive Compensation Agreement Anna Maria Rosicka
3.7   Stock Option Agreement Donald Stuart Appel
3.8   Stock Option Agreement Paul Douglas Brown
3.9   Stock Option Agreement Alexis Bernita Appel
3.10  Stock Option Agreement Anna Maria Rosicka
3.11  Incentive Stock Option Plan

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD FINANCIAL SYSTEMS COMPANY LTD.

July 17, 2002

By:  /s/ Paul Douglas Brown
    Paul Douglas Brown
    President and Vice-Chairman